Exhibit 99.1

SYLA Announces 2023 Financial Guidance, Plan to Double Dividend Per Share

TOKYO, JAPAN – May 17, 2023 – SYLA Technologies Co., Ltd. (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, today announced financial guidance for the full-year 2023, and a plan to double the dividend per share (1 share = 100 ADRs) from ¥70 ($0.52) per share to ¥140 ($1.04) per share for the year ending December 31, 2023, compared to 2022.

Guidance for Full Year 2023

●	Revenue is expected to be between ¥24,700 - ¥26,700 million ($183.7 – $198.6 million).
●	Net income from continuing operations (excluding income from the mining business) is expected to be ¥850 - ¥980 million ($6.3 – $7.3 million).
●	Earnings per share (EPS) is expected to be in the range of ¥1,359(*) to ¥1,637 ($10.11 – $12.18).

*Net income from continuing operations per share (excluded the income from the mining business)

We expect to have an operating loss for the first half of the fiscal year ending December 31, 2023, primarily due to the completion of large-scale properties and fundraising, which are expected to be concentrated in the second half of the year. However, as indicated above, for the full year 2023, operating income is expected to be in the range of ¥850 million to ¥980 million ($6.3 – $7.3 million).

(Unit: Million JPY)

(Unit: Million JPY)

(Unit: JPY)

Dividend Target for FY2023 and After

●	Based on management’s current expectations for the Company’s 2023 full year results of operations, the Company expects to double the dividend per share (1 share = 100 ADRs) to be declared from ¥70 ($0.52) per share to ¥140 ($1.04) per share for the year ending December 31, 2023, compared to 2022.
●	The Company expects to continue to increase dividends every year with a mid to long-term target of a dividend payout of 30% of net income.

(Unit: JPY)

“Following the successful close of our IPO and Nasdaq listing, we’re happy to provide the market guidance on our operations for the full year 2023, and announce the planned doubling of our dividend,” said Chairman, Founder, and CEO Hiroyuki Sugimoto. “These measures reflect our commitment to providing our team and shareholders not only a transparent view of our performance and financials, but also to delivering profit and lasting value. This expectation reflects our confidence in the future prospects of our financial performance based upon our world class management team, robust strategic initiatives, and ability to capitalize on emerging opportunities. We thank our shareholders and team members for their support as we navigate the everchanging tide of the international macroeconomic environment.”

Note: Dividends, if any, will be declared by the Company’s Board of Directors, in its sole discretion. There can be no assurance that a dividend will be declared, regardless of the Company’s Full Year 2023 performance and results of operations, or that a dividend, if declared, will be in a certain amount.

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, our company consists of SYLA Technologies Co., Ltd. and its consolidated subsidiaries (SYLA Co., Ltd., SYLA Solar Co., Ltd., SYLA Brain Co., Ltd., and SYLA Biotech Co., Ltd.). The Company owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. Their mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. They are engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on April 18, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

Gateway Group, Inc.

John Yi and Thomas Thayer

SYLA@gatewayir.com

Tel +1 (949) 574-3860